

APEX

SPORTS COACHING

May 31, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Marcus Davis, certify that:

(1) the financial statements of Apex Sports, LLC. included in this Form are true and complete in all material respects; and

(2) the tax return information of Apex Sports, LLC. included in this Form reflects accurately the information reported on the tax return for Apex Sports, LLC. for the fiscal year ended 12-31-2017.

Sincerely,

Marcus Davis

Marcus Davis, CEO
Apex Sports, LLC.
1670 Eagle Glen Drive
Blacklick, OH 43004

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

SuiteSeat, LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
4000 Grant Income	1,000.00
Reimbursement-Guaranteed Payment Austin Fenstermarker	27.00
Reimbursement-Guaranteed Payment Marcus Davis	180.00
Reimbursement-Rent Payment	2,085.00
Total Income	**$3,292.00**
GROSS PROFIT	**$3,292.00**
Expenses	
5050 Advertising & Marketing	289.32
5100 Bank Charges & Fees	-2.50
5150 Computer Software	684.38
5155 Dues & Subscriptions	413.01
5200 Guaranteed Payments- Austin Fenstermaker	2,320.00
5210 Guaranteed Payments- Connor Morris	2,100.00
5220 Guaranteed Payments- Marcus Davis	2,372.50
5230 Insurance	178.22
5300 Legal & Professional Services	2,586.00
5400 Meals & Entertainment	191.61
5700 Travel	1,085.35
Office Supplies & Software	295.57
Other Business Expenses	0.22
Rent & Lease	4,729.00
Uncategorized Expense	-1.03
Total Expenses	**$17,241.65**
NET OPERATING INCOME	**$ -13,949.65**
NET INCOME	**$ -13,949.65**

UNAUDITED

Apex Sports LLC

BALANCE SHEET

As of July 13, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Checking Plus (6513)	7,463.60
Total Bank Accounts	**$7,463.60**
Total Current Assets	**$7,463.60**
TOTAL ASSETS	**$7,463.60**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
3000 Investor Funds	35,850.00
3100 Distributions- Austin Fenstermaker	-498.00
3300 Distributions- Marcus Davis	-498.00
Retained Earnings	-13,949.65
Net Income	-13,440.75
Total Equity	**$7,463.60**
TOTAL LIABILITIES AND EQUITY	**$7,463.60**

UNAUDITED